UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b) (2)

Truist Bank

(Exact name of trustee as specified in its charter)

North Carolina	56-0149200
(Jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

223 West Nash Street Wilson, NC 27893	27893
(Address of principal executive offices)	(Zip Code)

Gregory Yanok

Vice President

333 Clay Street, Suite 3800

Houston, TX 77002

(713) 425-0860

(Name, address and telephone number of agent for service)

Healthcare Realty Trust Incorporated

(Exact name of obligor as specified in its charter)

Maryland	62-1507028
(Jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

3310 West End Avenue

Seventh Floor

Nashville, Tennessee 37203

(615) 269-8175

(Address of principal executive offices)

2.050% Senior Notes due 2031

(Title of the indenture securities)

Item 1.	General Information. Furnish the following information as to the trustee:

	(a)	Name and address of each examining or supervising authority to which it is subject.

State of North Carolina – Commissioner of Banks State of North Carolina Raleigh, North Carolina

Federal Reserve Bank of Richmond Post Office Box 27622 Richmond, VA 23261

Federal Deposit Insurance Corporation Washington, D.C.

	(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

Based upon an examination of the books and records of the trustee and upon information furnished by the obligor, the obligor is not an affiliate of the trustee.

Items 3-15	No responses are included for Items 3-15. Responses to those items are not required because, as provided in General Instruction B, the obligor is not in default on any securities issued under indentures under which Truist Bank is a trustee and Truist Bank is not a foreign trustee.

Item 16.	List of Exhibits.

List below all exhibits filed as a part of this statement of eligibility; exhibits identified in parentheses are filed with the Commission and are incorporated herein by reference as exhibits hereto pursuant to Rule 7a-29 under the Trust Indenture Act of 1939, as amended, and Rule 24 of the Commission’s Rules of Practice.

	Exhibit 1.	A copy of the Articles of Incorporation for Truist Bank, as now in effect, attached as Exhibit 1.

	Exhibit 2.	The authority of Truist Bank to commence business was granted under the Articles of Incorporation for Truist Bank, incorporated herein by reference to Exhibit 1 of this Form T-1.

	Exhibit 3.	The authorization to exercise corporate trust powers was granted under the Articles of Incorporation for Truist Bank, incorporated herein by reference to Exhibit 1 of this Form T-1.

	Exhibit 4.	A copy of the existing By-Laws of Branch Banking and Trust Company (now Truist Bank), as now in effect, attached as Exhibit 4.

	Exhibit 5.	Not applicable.

	Exhibit 6.	The consent of Trustee as required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

	Exhibit 7.	Current Report of the Condition of Trustee, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

	Exhibit 8.	Not applicable.

	Exhibit 9.	Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Truist Bank, a banking corporation organized and existing under the laws of the State of North Carolina, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Wilson and the State of North Carolina, on the 22nd day of September, 2020.

TRUIST BANK

By:	/s/ Gregory Yanok
Name:	Gregory Yanok
Title:	Vice President